

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 9, 2018

Nadir Ali
Chief Executive Officer
Inpixon
2479 E. Bayshore Road, Suite 195
Palo Alto, CA 94303

      Re: Inpixon
               Registration Statement on Form S-1
               Filed December 15, 2017
               File No. 333-222125

Dear Mr. Ali:

     We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your prospectus cover page and offering summary should be clear whether your Class A and Class B Units will be listed on the NasdaqCM. While you disclose that the warrants and Series 3 Convertible Preferred Stock will not be listed, please clarify if this also applies to the units.

2.   You are registering the sale of Class A and Class B Units, and such units will consist of warrants and convertible preferred stock that may be converted into or exchanged for common stock. Please revise your prospectus cover page and offering summary to clarify whether you are also registering the underlying common stock to your units, warrants, and Series 3 Convertible Preferred Stock.

Securities Ownership of Certain Beneficial Owners and Management, page 91

3.   Please revise to ensure that your beneficial ownership table includes all principal shareholders that beneficially own 5% or more of your common stock, including those that have the right to receive beneficial ownership within 60 days pursuant to Rule 13d-3. We note, for example, it appears that Chicago Venture Partners may receive a substantial amount of common stock underlying its $1,745,000 convertible promissory note acquired on November 17, 2017.

Exhibits

4.   Please provide an updated underwriting agreement for your offering that includes your current underwriter, Roth Capital Partners. We note that you incorporate by reference a prior underwriting agreement, Exhibit 1.1, from Aegis Capital related to a different registration statement. Similarly, please revise to provide exhibits that describe the rights and privileges of your warrants and Series 3 Convertible Preferred Stock that you are registering in your current registration statement. Your exhibit index includes older documents related to related warrants and Series 2 Convertible Preferred Stock registered on Form S-1 (333-218173), which has already been declared effective on June 28, 2017.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any questions.

                                Sincerely,

                                /s/ Barbara C. Jacobs

                                Barbara C. Jacobs
                                Assistant Director
                                Office of Information
                                Technologies and Services

cc: Melanie Figueroa, Esq.
        Mitchell Silberberg & Knupp LLP